Exhibit 3.3

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
INVISION TECHNOLOGIES, INC.

INVISION TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:  The name of the Corporation is InVision Technologies, Inc.

Second:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is September 7, 1990, under the name of Imatron Industrial Products, Inc.

THIRD:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows (the “Amendment”):

The first paragraph of Article IV shall be amended and restated to read in its entirety as follows:

“This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the corporation is authorized to issue is Sixty-Five Million (65,000,000) shares.  Sixty Million (60,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001).  Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).”

FOURTH:  Thereafter pursuant to a resolution of the Board of Directors, the Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, InVision Technologies, Inc. has caused this Certificate of Amendment to be signed by its President and attested to by its Secretary this   28th   day of   February  , 2002.

INVISION TECHNOLOGIES, INC.

By:  /s/  Dr. Sergio Magistri

Dr. Sergio Magistri, President